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May 25, 2011
VIA FACSIMILE
Ms. Mellissa Duru
Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Re:	CNA Surety Corporation Solicitation/Recommendation Statement on Schedule 14D-9 (File No. 5-51709)
Dear Ms. Duru:
     Reference is hereby made to the above-captioned Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the “Schedule 14D-9”), of CNA Surety Corporation (the “Company”) in connection with the tender offer by Surety Acquisition Corporation (“Purchaser”), an indirect wholly-owned subsidiary of CNA Financial Corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $0.01 per share, that are not owned by Parent and its subsidiaries at a price of $26.55 per share in cash (the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of April 20, 2011 by and among Parent, Purchaser and the Company (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”).
     The Company is supplementally providing this information below to the Staff as background information regarding the reason that the Company’s Board of Directors (the “Company Board”) did not (i) itself undertake a review of the factors identified in Item 1014(b) of Regulation M-A or (ii) expressly adopt the analysis undertaken by the Special Committee (as defined below), which is described in Item 4 — The Solicitation or Recommendation — Reasons for the Special Committee’s Recommendation in Schedule 14D-9.
     As discussed by telephone on May 24, 2011, we supplementally advise the Staff as follows on behalf of the Company:
•	Promptly following Parent’s October 29, 2010 proposal to acquire the Company, the Company Board established a special committee, comprised exclusively of independent and disinterested directors (the “Special Committee”).

May 25, 2011

•	Article III, Section 3 of the Amended By-Laws of the Company (the “Company By-Laws”) expressly permits the Company Board to delegate certain of its authority to a committee of the Company Board, which does not include the right to delegate the authority to approve an agreement of merger:
“Any such committee, to the extent provided in the resolutions of the board of directors, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, but no such committee shall have the power or authority in reference to amending the certificate of incorporation, adopting an agreement of merger or consolidation . . .”
•	As is common for Delaware corporations in the context of minority squeeze-out transactions, the Company Board delegated to the Special Committee the power and authority of the Company Board and the Company to the fullest extent permitted by applicable law with respect to the consideration and negotiation on behalf of the Company of the terms and conditions of any transaction involving the Company arising out of Parent’s proposal. Such delegation of authority specifically included:
•	The exclusive authority on behalf of the Company to take any and all actions with respect to the consideration, deliberation, examination, investigation, analysis, assessment, evaluation, negotiation, rejection, endorsement and recommendation on behalf of the Company of the terms and conditions of any proposed transaction with Parent;

•	The exclusive authority to participate, on behalf of the Company, in the structuring, negotiation and documentation of any proposed transaction with Parent;

•	The exclusive authority to determine on behalf of the Company Board and the Company whether a proposed transaction with Parent is advisable, fair to and in the best interests of the Company and the public stockholders;

•	The exclusive authority, to the extent necessary, to exercise the power and authority of the Company Board pursuant to Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”);

•	The exclusive authority to institute litigation or adopt and implement stockholder protections;

•	The review, analysis, evaluation, monitoring and exercise of general oversight of all proceedings and activities of the Company related to any transaction with Parent; and

•	The authority and power to take any and all actions as the Special Committee deems necessary or appropriate in order to carry out the purposes of the delegated authority.

2

May 25, 2011

•	Pursuant to the broad delegation of authority described above, with respect to any transaction with Parent, the Company Board sought to delegate all authority with respect thereto and expressly agreed not to authorize or recommend any such transaction without prior Special Committee approval.

•	However, pursuant to Section 251(b) of the DGCL, the statutory approval of an agreement of merger must be provided by the entire Company Board. This statutory requirement is reflected in the limitations on the Company Board’s authority to delegate its powers to committees pursuant to the Company By-Laws. Accordingly, such power could not be delegated to the Special Committee. As discussed, the Company Board retained this right exclusively to comply with the formal requirements of the DGCL and the Company By-Laws and the Company Board did not recommend that stockholders should or should not tender shares into the Offer. As a consequence, the Company Board acted in a summary, rather than deliberative fashion, in approving the Merger based exclusively on the recommendation of the Special Committee and the nature of its process.
     In clarification of the foregoing, the Company is proposing to amend the Schedule 14D-9 to provide additional disclosure clarifying that the Special Committee’s recommendation was made on behalf of the Company and regarding the Company Board’s delegation of authority and its decision to approve the Merger Agreement.
     The Company is currently preparing to file an amendment to Schedule 14D-9 on Friday, May 27, 2011. We would appreciate the Staff’s perspective on the foregoing so that we can be as responsive as possible in our formal amendment to the Staff’s concerns.
     If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at (312) 876-7666 or Timothy P. FitzSimons at (312) 876-6586 or by fax at (312) 993-9767.

Very truly yours,
/s/ Mark D. Gerstein
Mark D. Gerstein
of LATHAM & WATKINS LLP

cc:	Rosemary Quinn, CNA Surety Corporation Gary I. Horowitz, Simpson Thacher & Bartlett LLP Timothy P. FitzSimons, Latham & Watkins LLP

3

ANNEX A
Proposed Amendment to Schedule 14D-9
Item 4 — The Solicitation or Recommendation is hereby amended and supplemented as follows:
By restating points (i) and (iii) under the first paragraph under the sub-heading “Recommendation of the Special Committee and the Board of Directors” on page 7 as follows:
     “(i) determined, on behalf of the Company, that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company’s stockholders (other than CNA Financial and its affiliates other than the Company and its subsidiaries (the “Affiliated Stockholders”));”
     “(iii) recommended, on behalf of the Company, that the holders of Shares (other than the Affiliated Stockholders) tender their Shares to Purchaser pursuant to the terms of the Offer and, if required by the DGCL, that they vote to adopt the Merger Agreement and the transactions contemplated by the Merger Agreement.”
By adding the following sentence at the beginning of the first paragraph under the sub-heading “Reasons for the Recommendation of the Board of Directors” on page 20:
“Pursuant to the resolutions enabling the Special Committee, the Company Board delegated all of its power and authority to evaluate CNA Financial’s proposal or any other transaction involving the Company arising out of the proposal or any merger or third-party proposal arising subsequent to CNA Financial’s proposal; provided that pursuant to Section 251 of the DGCL, the Company Board was required to retain authority to approve an agreement or plan of merger and declare its advisability. Accordingly, while the Company Board did not adopt the reasons, analysis or discussions of the Special Committee regarding its recommendation of the Offer and the Merger, the Company Board determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were advisable and fair to and in the best interests of the Company and its unaffiliated stockholders and recommended that the Company’s unaffiliated stockholders, to the extent required by the DGCL, vote to adopt the Merger Agreement.”

CNA Surety Corporation
Board of Directors
Minutes of the Board of Directors Special Meeting
October 31, 2010
The Board of Directors of CNA Surety Corporation (the “Company”) held a Special meeting by teleconference on October 31, 2010 at 12:00 P.M. (EST) to consider (1) the appointment of a Special Committee of the Board and (2) the Special Committee’s authority for the purpose of evaluating and negotiating the October 29, 2010 proposal by CNA Financial Corporation (“CNA”) to acquire all the outstanding shares of common stock of the Company that are not currently owned by the subsidiaries of CNA. All members of the Board of Directors were in attendance. John Corcoran and Rosemary Quinn of the Company also attended the meeting as well as the Company’s outside counsel, Michael Rosenthal and Tom Hanley of SNR Denton. Mr. Edelson presided and Ms. Quinn acted as secretary of the meeting.
Mr. Edelson called the meeting to order and asked Ms. Quinn to review the proposed resolution concerning the appointment and authority of a Special Committee of the Board of Directors. A copy of this resolution which is attached and made part of these minutes was provided to all members of the Board prior to the meeting. Following such presentation, Ms. Quinn introduced Mr. Rosenthal and Mr. Hanley of SNR Denton (“Company Counsel”) to the Board.
Company Counsel next provided a presentation to the Board of Directors concerning the Board’s fiduciary duties to the Company stockholders not affiliated with CNA as a result of the Company’s receipt of the CNA proposal. During this presentation, Company Counsel described the purpose and role of a special committee, and the authority that should be granted such special committee so that it may consider, negotiate, approve or reject any potential transaction proposed by CNA. Following discussion, the Board unanimously approved the attached resolution which appoints a special committee comprised of the independent directors of the Board and sets forth the authority granted this special committee. Philip Britt, Anthony Cleberg and Robert Tinstman represented during the meeting that there are no updates to their responses to the Company’s 2010 Director and Officer Questionnaire. Ms. Quinn confirmed that since there are no amendments or updates, the members of the Special Committee are independent.
There being no further business coming before the Board, upon motion duly made and seconded, the meeting was adjourned.

Respectfully submitted,
/s/ Rosemary Quinn
Rosemary Quinn

1

RESOLUTIONS OF THE BOARD OF DIRECTORS
CNA SURETY CORPORATION
     WHEREAS, CNA Financial Corporation (“CNAF”) has proposed to acquire all of outstanding shares of common stock of the Corporation, other than the shares of common stock currently owned by subsidiaries of CNAF, for cash at a price of $22.00 per share (the “Proposal”);
     WHEREAS, the Board of Directors of the Corporation believes that it is in the best interests of the Corporation and its stockholders to establish a special committee of the Board (the “Special Committee”), effective as of October 31, 2010, with such special committee consisting of members of the Board who (i) are not members of the Corporation’s management, (ii) are not affiliated with CNAF or Loews Corporation (“Loews”), (iii) will not be (or are not expected to be) affiliated with CNAF or Loews following the completion of the Proposal and (iv) otherwise do not have a material interest in the Proposal (other than an interest by virtue of their ownership of common stock or other securities of the Corporation);
     WHEREAS, the Board of Directors of the Corporation believes that it is in the best interests of the Corporation and its stockholders that the Special Committee be empowered to review and evaluate the Proposal, to act as independent and disinterested directors for purposes of Delaware law with respect to the Proposal and all matters pertaining thereto, and to take such other action with respect to the Proposal as shall be authorized in the following resolutions or otherwise required by applicable law; and
     WHEREAS, the Board has unanimously determined that Philip Britt, Robert Tinstman, and Anthony Cleberg (i) are not members of the Corporation’s management, (ii) are not affiliated with CNAF or Loews, (iii) will not be (or are not expected to be) affiliated with CNAF or Loews following the completion of the Proposal and (iv) otherwise do not have a material interest in the Proposal (other than an interest by virtue of their ownership of common stock or other securities of the Corporation).
     NOW, THEREFORE, BE IT, AND IT HEREBY IS, RESOLVED, that pursuant to Section 141 (c) of the Delaware General Corporation Law and Article III, Section 13 of the Corporation’s by-laws, the Board hereby (i) established the Special Committee and appoints to the Special Committee Philip Britt, Robert Tinstman, and Anthony Cleberg, and (ii) delegates to the Special Committee the power and authority of this Board to the fullest extent permitted by applicable law with respect to the consideration and negotiation on behalf of the Corporation of the terms and conditions of the Proposal or other transaction involving the Corporation arising out of the Proposal or a merger or other alternative third party transaction arising subsequent to the Proposal (a “Transaction”), such power and authority of the Special Committee to include, without limitation: (1) the exclusive authority on behalf of the Corporation to take any and all actions with respect to any consideration, deliberation, examination, investigation, analysis, assessment, evaluation, negotiation, rejection, endorsement and recommendation on behalf of the Corporation of the terms and conditions of any proposed Transaction; (2) the exclusive authority to participate on behalf of the Corporation in the structuring, negotiation and documentation of any proposed Transaction directly with each of CNAF and its affiliates and/or the Corporation’s management and the counsel and advisors to each of them; (3) to the extent that Section 203 of the Delaware General Corporation Law applies to a proposed Transaction, the exclusive authority to exercise such power and exclusive authority as the Board could otherwise exercise thereunder; (4) the exclusive authority to institute litigation or the exclusive authority to adopt and implement appropriate stockholder protections, such as rights plans; (5) the exclusive authority to determine initially on behalf of the Board and the Corporation whether a proposed Transaction is advisable, fair to, and in the best interests of, the Corporation and its public stockholders and to recommend to the full Board, if necessary, what action, if any, should be taken with respect to submitting to the stockholders of the Corporation for their approval any proposed Transaction; (6) the review, analysis, evaluation, monitoring and exercise of general oversight of all proceedings and activities of the Corporation related to any proposed Transaction; and (7) the authority and power to take any and all actions as they deem necessary or appropriate in order to carry out the purposes of these resolutions;
     RESOLVED, FURTHER, that the Board shall not authorize any proposed or recommend any proposed Transaction for approval by the Corporation’s stockholders or otherwise approve or recommend any proposed Transaction without a prior favorable recommendation of such proposed transaction by the Special Committee;
     RESOLVED, FURTHER, that the Special Committee is hereby authorized and empowered to retain at the Corporation’s reasonable expense such independent financial and legal advisors, as well as such other consultants or experts, as it determines are necessary or appropriate to assist and advise it in performing its responsibilities and duties as delegated by the Board, and to request that such advisors, consultants and experts perform such services and render such opinions as may be necessary or appropriate for the Special Committee to discharge its duties as delegated by the Board;
     RESOLVED, FURTHER, that the Special Committee is hereby authorized and empowered to enter into such contracts providing for the retention, compensation, reimbursement of expenses and indemnification of such financial and legal advisors, consultants and experts as the Special Committee may deem necessary or appropriate, and that the Corporation is hereby authorized and directed to pay all reasonable fees, expenses and disbursements of such financial and legal advisors, consultants and experts on presentation of statements approved by the Special Committee, and that the Corporation shall pay all reasonable fees, expenses and disbursements of such financial and legal advisors, consultants and experts and shall honor all other obligations of the Corporation under such contracts;
     RESOLVED, FURTHER, that the officers and employees of the Corporation are hereby directed to cooperate with and provide assistance to the Special Committee and to provide the Special Committee, each member thereof, and any of their advisors, agents, counsel and designees, such information and materials, including, without limitation, the books, records, projections and financial statements of the Corporation and any documents, reports or studies pertaining to any proposed Transaction, all as may be useful or helpful in the discharge of the Special Committee’s duties or as may be determined by the Special Committee, or any member thereof, to be appropriate or advisable in connection with the discharge of the duties of the Special Committee and each of its members;

     RESOLVED, FURTHER, that the Corporation shall reimburse funds to the members of the Special Committee for any and all reasonable costs, expenses or fees incurred by such members in connection with their service on the Special Committee and shall establish fees for members of the Special Committee to reflect reasonable compensation for their service thereon;
     RESOLVED, FURTHER, that the Corporation shall indemnify the Special Committee and each of its members to the fullest extent permitted under applicable law and the certificate of incorporation and the by-laws of the Corporation, with respect to any claims asserted or threatened against the Special Committee or its members arising out of the discharge of the duties set forth in these resolutions, and that the Corporation shall timely advance all expenses (including reasonable attorneys’ fees) incurred by the Special Committee or its members with respect to any or all such claims.